12900 Preston Road, Suite 700 Dallas, Texas 75230 T 972.233.8242 F 972.233.7362

June 29, 2012

U.S. Securities & Exchange Commission
Division of Investment Management
Attn: Mr. Kevin Rupert
Washington, DC 20549-8626

Re: SEC comments on March 31, 2012 Form 10K

On June 21, 2012, Mr. Kevin Rupert from SEC phoned Capital Southwest Corporation and communicated the SEC’s comments on our March 31, 2012 Form 10K with our Controller, Ms. Jessie Porter. Below are the comments provided by Mr. Rupert, along with our responses.

•	Why did iMemories, Inc. have the same cost and value at March 31, 2012 on the Consolidated Schedule of Investment?

We valued iMemories, Inc. at $5,078,479 at March 31, 2012, based on financing provided by an independent third party that occurred in November 2011 and a market multiples-based analysis prepared as of March 31, 2012. This analysis mirrored the methodology recently employed by an independent investment bank utilizing comparable companies. As no significant events occurred since the independent third party financing and the valuation was supported by the market multiples-based analysis, we continued to value iMemories, Inc. at $5,078,479 at March 31, 2012. In this instance, the fair market value of iMemories, Inc. equals its cost basis.

•
Please explain why the principal amount for the Pallet One, Inc. notes was $2,000,000 while the cost was $1,553,150 at March 31, 2012 on the Consolidated Schedule of Investments and fair value was always ascribed at $2,000,000.

On September 25, 2006, we exchanged 1,796,850 shares of Pallet One, Inc.’s Series A Preferred Stock, with a cost basis of $1,350,000 and $203,150 of additional cash for two notes, each with a principal amount of $1,000,000.  This exchange did not give rise to a taxable event at that time. Therefore, the total principal amount for the Pallet One, Inc. notes was $2,000,000 and their cost basis was $1,553,150 at March 31, 2012. We will consider including a footnote in our future Form 10K describing the cost presentation of Pallet One notes.

•	What is the exact due date on the Pallet One, Inc. notes?

The due date for each of the Pallet One, Inc. notes is 12/18/2015.

6/29/2012

•	Mr. Rupert also suggested that Capital Southwest Corporation include a table showing historical dividend distributions for the past five years in its future Form10K disclosure.

We will consider a table showing historical dividend distribution for the past five years in our future Form 10K disclosure.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact either Gary L. Martin or Tracy L. Morris at (972) 233-8242.

Sincerely,

/s/ Gary L. Martin
Gary L. Martin
Chairman & President

/s/ Tracy L. Morris
Tracy L. Morris
Chief Operating Officer &
Chief Financial Officer